VIA EDGAR

March 25, 2013

Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:
360 Funds (the “Trust”) (File Nos. 333-123290 and 811-21726) on behalf of the Snow Capital Dividend Plus Fund, Snow Capital Focused Value Fund, Snow Capital Hedged Equity Fund, Snow Capital Index Plus Fund, Snow Capital Inflation Advantaged Equities Fund, Snow Capital Mid Cap Value Fund (collectively, the “Snow Capital Funds”) and the Stringer Growth Fund (the “Stringer Fund”, and collectively with the Snow Capital Funds, the “Funds”), the proposed new series of the Trust

Ladies and Gentlemen:

At the request of Ms. Deborah O’Neal-Johnson of the Division of Investment Management, this letter is being submitted to the Securities and Exchange Commission (the “Commission”) as correspondence.  This letter is in response to oral comments received from Ms. O’Neal-Johnson on March 6, 2013 in connection with the review of Post-Effective Amendment No. 16 to the Trust’s Registration Statement on Form N-1A, filed electronically on January 15, 2013.  Set forth below is a summary of Ms. O’Neal-Johnson’s oral comments and the Trust’s responses thereto.

Snow Capital Funds Prospectus Comments:

Comments Applicable to all Snow Capital Funds

1.
Comment:  With respect to the Shareholder Fees table for each Fund, remove the Maximum Deferred Sales Charge line if such fees will not be charged to any class of a Fund.  In addition, move the text from footnote 1 of each such table to the parenthetical following the table line item “Redemption Fees”.

Response:  We have complied with this request.

2.
Comment:  With respect to the Annual Fund Operating Expenses table for each Fund, confirm that it is currently estimated that acquired fund fees and expenses for any Fund are not currently estimated to exceed one basis point (0.01%), and in connection with the same, consider whether each Fund’s current disclosure regarding potential investments in ETF’s is appropriate to include under such Fund’s principal investment strategy.

Response:  While each Snow Capital Fund anticipates that it will use ETFs as part of its principal investment strategy, it is currently anticipated that ETFs will be used for brief periods of time (e.g., to invest capital in an index ETF while waiting to deploy such capital in a direct equity investment strategy). Accordingly, Registrant confirms that annual acquired fund fees and expenses for any Fund are not currently estimated to exceed one basis point (0.01%).

3.
Comment:  With respect to the footnote to the Annual Fund Operating Expenses table for each Fund that describes the expense limitation agreement applicable to the Fund, disclose information related to any recapture provision in the expense limitation agreement, if applicable. In addition, in the same footnote, strike each instance of “… and subject thereafter to annual re-approval of the Agreement by the Board of Trustees.”

Response: We have complied with this request.

4.	Comment: Please explain to the Staff why estimates for “Other Expenses” in the Annual Fund Operating Expenses table for each Fund are so high.

Response:  Each of the Snow Capital Funds will initially be established as an incubator fund. While each Snow Capital Fund will be capitalized in at least the amount necessary to sufficiently execute its respective investment strategy, Registrant does not currently anticipate that the Funds will initially be actively distributed. Accordingly, Registrant anticipates that the assets in the Snow Capital Funds will be limited and “Other Expenses” will initially be the approximate amount indicated in the Expense Table.

5.
Comment:  With respect to the Expense Example for each Fund, provided the Fund will not have a Contingent Deferred Sales Charge (“CDSC”), remove language related to the CDSC.  Also, confirm the Expense Examples have been calculated correctly for the 1 and 3 year periods.

Response:  We have removed references to a CDSC in each Expense Example. In addition, the Expense Example for each of the respective Snow Capital Funds has been recalculated, and the Expense Examples for each Fund now read as follows:

Snow Capital Focused Fund

Period Invested	1 Year	3 Years
Class A Shares	$660	$3,359
Class I Shares	$117	$2,934

Snow Capital Hedged Equity Fund

Period Invested	1 Year	3 Years
Class A Shares	$660	$2,260
Class I Shares	$117	$1,764

Snow Capital Index Plus Fund

Period Invested	1 Year	3 Years
Class A Shares	$660	$3,272
Class I Shares	$117	$2,840

Snow Capital Inflation Advantaged Equities Fund

Period Invested	1 Year	3 Years
Class A Shares	$660	$3,381
Class I Shares	$117	$2,957

Snow Capital Dividend Plus Fund

Period Invested	1 Year	3 Years
Class A Shares	$660	$3,327
Class I Shares	$117	$2,899

Snow Capital Mid Cap Value Fund

Period Invested	1 Year	3 Years
Class A Shares	$660	$3,327
Class I Shares	$117	$2,899

6.
Comment:  Each Fund has disclosed that its principal investment strategies may include purchases of fixed income securities. Confirm this is the case for each Fund, and if so, provide information about credit quality and duration limits with respect to such securities, if any. If a Fund may purchase high yield or “junk” bonds, disclose the speculative nature of investments in these securities.

Response:  Upon review, we have removed language regarding investment in fixed-income securities from the Snow Capital Index Plus Fund, the Snow Capital Dividend Plus Fund, and the Snow Capital Mid Cap Value Fund. We have confirmed that the other three funds (Snow Capital Focused Value Fund, Snow Capital Hedged Equity Fund and Snow Capital Inflation Advantaged Equities Fund) will invest in fixed-income securities.

As disclosed in the original filing, Snow Capital Focused Value Fund may invest up to 15% of its net assets in U.S. Government or U.S. agency obligations of varying maturities and durations (see pages 15 and 25).

For Snow Capital Hedged Equity Fund, we have revised the fixed income disclosure at pages 6 and 28 (with new language underlined):

In addition to equity securities, the Fund may invest up to 20% of its long net assets in debt securities of varying maturities and durations, including securities issued or guaranteed as to principal and interest by the U.S. Government or its agencies, instrumentalities or sponsored entities, and including debt securities that have been rated below investment grade by a nationally recognized statistical ratings organization (“NRSRO”), commonly referred to as “junk bonds” or “high yield bonds.”  However, the Fund will not purchase debt securities rated as in default by an NRSRO.

For the Snow Capital Inflation Advantaged Equities Fund, we have revised the fixed income disclosure at pages 15 and 28 (with new language underlined):

With respect to its remaining assets, the Fund may invest in equity and/or fixed income securities of companies of any size.  In addition to equity securities, the Fund may invest up to 15% of its net assets in U.S. Government or its agencies, instrumentalities or sponsored entities, and including debt securities that have been rated below investment grade by a nationally recognized statistical ratings organization (“NRSRO”), commonly referred to as “junk bonds” or “high yield bonds.”  However, the Fund will not purchase debt securities rated as in default by an NRSRO.

In addition, the following risks are disclosed for each of those Funds (with new language underlined):

•	Credit risk – An issuer of debt securities may not make timely payments of principal and interest.

•
Debt securities risk – Increases in interest rates typically lower the value of debt securities held by the Fund.  Investments in debt securities include credit risk.  There is also the risk that a bond issuer may “call,” or repay its high yielding bonds before their maturity dates.  Debt securities subject to prepayment can offer less potential for gains during a declining interest rate environment and similar or greater potential for loss in a rising interest rate environment.  Limited trading opportunities for certain debt securities may make it more difficult to sell or buy a security at a favorable price or time.

•
Junk bonds risk – Investments in junk bonds involve a greater risk of default, are considered speculative, and are subject to a substantially higher degree of credit risk or price fluctuations than other types of debt securities.

7.	Comment: For each Fund, in the section of the prospectus captioned “Purchase and Sale of Fund Shares”, disclose for each class, as applicable, any minimum amount required for subsequent investments.

Response: There is no minimum subsequent investment required.

8.
Comment:  Page 33 of the prospectus discloses Credit Risk for the Snow Capital Hedged Equity Fund. All of the Snow Capital Funds disclose possible investment in fixed income securities as a principal investment strategy. Accordingly, disclose this Credit Risk for all Snow Capital Funds that may invest in fixed income securities.

Response:  We have added credit risk disclosure for each of the Snow Capital Funds that may invest in fixed income securities as a principal investment strategy (Snow Capital Focused Value Fund, Snow Capital Hedged Equity Fund and Snow Capital Inflation Advantaged Equities Fund). See response to comment 6 above for an example of this disclosure.

9.	Comment: Disclose any policies related to disclosing a change in a Fund’s investment objective to shareholders, if applicable.

Response:  Disclosure related to a change in each Fund’s investment objective has been revised, and now reads as follows (with new language underlined):

The Fund’s investment objective may be changed without shareholder approval; however, the Fund will provide 30 days’ advance notice to shareholders before implementing a change in the Fund’s investment objective.

10.	Comment: Confirm to the Staff there are no breakpoint discounts with respect to Fund purchases.

Response: There are no breakpoint discounts with respect to any Snow Capital Fund purchases.

11.
Comment:  Will the website for the Snow Capital Funds discuss policies and procedures with respect to disclosure of a Fund’s portfolio securities? If it will, please disclose on page 45. See Item 9 (d) of Form N-1A.

Response:  A description of policies and procedures with respect to disclosure of portfolio securities is not available on the Snow Capital Funds website.

Comments Applicable to the Snow Capital Focused Value Fund

1.
Comment:  With respect to the Snow Focused Value Fund, page 25 of the Prospectus indicates that “The Fund’s portfolio typically consists of 15 to 25 companies that are weighted according to the Adviser’s projected return expectations.” Add disclosure related to the same to the summary section of the prospectus (the “Summary”) on page 2, and in each instance, provide an additional sentence about how these securities are selected.

Response:  We have complied with this request. New disclosure regarding how securities are selected, which has been added to pages 2 and 25, reads as follows:

The Adviser selects stocks for the Fund using a bottom-up approach that seeks to identify companies that the Adviser believes are undervalued and are likely to experience a rebound in earnings due to an event or series of events that creates a price to earnings expansion resulting in higher stock price valuations.

2.	Comment: The Fund has included principal investment strategy disclosure regarding emerging market securities. Add risk disclosure regarding the same.

Response: We have complied with this request.

Comments Applicable to the Snow Capital Hedged Equity Fund

1.	Comment: Pursuant to Rule 35d-1, confirm that at least 80% of the Fund’s net assets will be invested in equity securities.

Response:  80% of the Fund’s net assets will be invested in equity securities. We have added disclosure regarding the same on pages 6 and 26 of the prospectus, which reads as follows:

The Fund’s principal investment strategy is to invest at least 80% of long net assets in equity securities, including common and preferred stocks, convertible securities and shares of other investment companies and exchange-traded funds (“ETFs”) that invest in equity securities.

2.
Comment:  The Principal Investment Strategies section on page 6 of the Summary indicates that the Fund will participate in short investments and may borrow money to make investments. Confirm that interest expenses from these activities will be captured in the Fund’s “Other Expenses”, as disclosed in the fee table.

Response:  Interest expenses related to short selling and borrowing will be captured in “Other Expenses”.

3.
Comment:  Confirm to the Staff that options and futures are the only derivative instruments in which the Fund will invest; otherwise, disclose strategy and risk information related to other derivative instruments the Fund may use.

Response:  Options and futures are the only derivative instruments in which the Fund will invest.

Comments Applicable to the Snow Capital Index Plus Fund

1.
Comment:  Pursuant to Rule 35d-1, confirm that at least 80% of the Fund’s net assets will be invested in securities that are among the top 300 securities by weighting in the Russell 3000 Value Index, or change the name of the Fund. In either case, also provide additional disclosure about the investment process for the Fund.

Response:  80% of the Fund’s net assets will be invested in securities that are among the top 300 securities by weighting in the Russell 3000 Value Index. We have added disclosure regarding the same on pages 11 and 27 of the prospectus, which reads as follows:

Under normal market conditions, the Fund will invest approximately 80% of its net assets in equity securities of companies that are among the top 300 securities by weighting in the Russell 3000 Value Index.

Comments Applicable to the Snow Capital Inflation Advantaged Equities Fund

1.
Comment:  The Principal Investment Strategies section on page 14 of the Summary indicates that the Fund will participate in short investments. Confirm that interest expenses from these activities will be captured in the Fund’s “Other Expenses”, as disclosed in the fee table.

Response:  Interest expenses related to short selling and borrowing will be captured in “Other Expenses”.

2.	Comment: Add risk disclosure regarding short sales.

Response: We have added risk disclosure related to short sales on pages 16 and 34, which reads as follows:

•
Short sale risk – Short sale strategies are riskier than long investment strategies.  Short selling shares of equity securities or ETFs may cause the Fund’s investment performance to suffer if the Fund is required to close out a short position earlier than it had intended.  Furthermore, until the Fund replaces a security borrowed, or sold short, it must pay to the lender amounts equal to any dividends that accrue during the short sale period.

3.	Comment: Confirm that the disclosure of the futures and options risk is appropriate, and, if so, add principal strategy disclosure regarding the same.

Response: We have added principal strategy disclosure regarding futures and options on pages 15 and 28, which reads as follows (with new language underlined):

An important component of the Adviser’s investment process is a focus on inflation.  The Adviser will consider companies that may prosper from rising prices as evidenced by growing revenues, expanding margins, or other drivers of income.  Inflation may be driven by macroeconomic factors, but it can also be company or sector specific, allowing for a broad range of investment candidates in any economic environment.  The Adviser will utilize short equity positions in individual equity securities and ETFs to reduce the portfolio’s overall market exposure.  In addition, to the extent deemed appropriate by the Adviser to mitigate the risks of volatility in the U.S. equity market, the Fund seeks protection of investment principal by using futures and options.

Comments Applicable to the Snow Capital Dividend Plus Fund

1.
Comment:  Pursuant to Rule 35d-1, confirm that at least 80% of the Fund’s net assets will be in equity securities that pay a dividend.  In addition, please disclose the market capitalization of such equity securities.

Response:  80% of the Fund’s net assets will be in equity securities that pay a dividend. We have added disclosure regarding the same on pages 19 and 29 of the prospectus, and have indicated that “Under normal market conditions, the Fund will invest at least 80% of its net assets in equity securities that pay a dividend and are within the market capitalization range of the Russell 1000 Value Index.”

Comments Applicable to the Snow Capital Mid Cap Value Fund

1.
Comment:  Pages 22 and 28 define “mid cap securities” as “securities of companies with market capitalizations between $3 billion and $25 billion”. The staff believes a more appropriate definition of mid cap security is a security with a market capitalization of between $3 and $10 billion. Please either revise the strategy to match the normal definition of mid cap value or change the name and clarify the Fund’s strategy. In addition, you may also want to consider tying the definition of “mid cap security” to a capitalization appropriate for eligibility in a standard mid cap index. In addition, pursuant to Rule 35d-1, confirm that at least 80% of the Fund’s net assets will be in mid cap securities.

Response:  We have updated the principal investment strategy disclosure for the Fund on pages 23 and 29 to read as follows: “The Fund’s principal investment strategy is to invest at least 80% of its net assets in equity securities of companies within the market capitalization range of the Russell Midcap Value Index (“mid-cap securities”).”

Stringer Growth Fund Prospectus Comments:

1.
Comment:  With respect to the Shareholder Fees table for each Fund, change the word “Contingent” in the second line of the table to “Maximum”. In addition, please delete any lines in the table that have no fees for any class of the Fund (i.e., the Sales Charge, Redemption Fees and Exchanges Fees lines).

Response: We have complied with this request.

2.
Comment:  With respect to the footnote to the Annual Fund Operating Expenses table that describes the expense limitation agreement applicable to the Fund, disclose information related to any recapture provision in the expense limitation agreement, if applicable. In addition, in the same footnote, strike “… and subject thereafter to annual re-approval of the Agreement by the Board of Trustees.”

Response: We have complied with this request.

3.
Comment:  With respect to the expense table, confirm that the Fund’s estimated “Other Expenses” for its first fiscal year are of a sufficient amount to require Stringer Asset Management, LLC (the “Adviser”) to fulfill its obligations under the expense limitation agreement described in the footnote to the table. Otherwise, remove references to the expense limitation in the footnote.

Response:  The Trust has revised its estimate of the Fund’s “Other Expenses” for its first fiscal year, and such expenses are in an amount that will require the Adviser to fulfill its obligations under the expense limitation agreement. The Annual Fund Operating Expenses table has been amended, and is now presented as follows:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class A shares	Class C shares	Institutional Class shares
Management Fees	0.95%	0.95%	0.95%
Distribution and Service (12b-1) Fees	0.25%	1.00%	None
Other Expenses1	1.03%	1.03%	1.03%
Acquired Fund Fees and Expenses	0.40%	0.40%	0.40%
Total Annual Fund Operating Expenses	2.63%	3.38%	2.38%
Fee Waivers and Expense Reimbursement2	-0.58%	-0.58%	-0.58%
Total Annual Fund Operating Expenses after Fee Waivers and Expense Reimbursement	2.05%	2.80%	1.80%

1Because the Fund is new, these expenses are based on estimated amounts for the Fund’s current fiscal year.

2 Stringer Asset Management, LLC (the “Adviser”) has entered into an Expense Limitation Agreement with the Fund under which it has agreed to waive or reduce its fees and to assume other expenses of the Fund, if necessary, in an amount that limits the Fund’s annual operating expenses (exclusive of interest, taxes, brokerage fees and commissions, acquired funds fees and expenses, extraordinary expenses, interest and dividend expenses in connection with securities sold short, and payments, if any, under the Rule 12b-1 Plan) to not more than 1.40% through at least April 30, 2014, and subject thereafter to annual re-approval of the Agreement by the Board of Trustees.  The current contractual agreement cannot be terminated prior to at least one year after the effective date without the Board of Trustees’ approval.

4.	Comment: Confirm the Expense Examples have been calculated correctly for the 1 and 3 year periods.

Response:  Given the revised expense estimates above, and that Stringer Asset Management, LLC has revised the Fund’s initial expense cap to 1.40% (as described in footnote 2 above), the Expense Examples for the Fund have been recalculated as follows:

Period Invested	1 Year	3 Years
Class A Shares	$747	$1,271
Class C Shares	$283	$985
Institutional Class Shares	$183	$687

5.
Comment:  On page 2 of the prospectus, remove the sentence that reads “The portfolio has return and short-term loss characteristics that may deliver returns comparable to those of the broader equity market with similar expected levels of risk.”

Response: We have complied with this request.

6.
Comment:  The Fund has disclosed that its principal investment strategies may include purchases of both equity and debt securities. Provide disclosure about the target allocation of the Fund’s debt and equity securities. Also, on page 2 of the prospectus, if applicable, provide additional disclosure about the types of fixed income ETFs the Fund may buy.

Response:  We have revised the last sentence of the third paragraph of the Principal Investment Strategy section on page 2, and have made a parallel revision on page 5, as follows (with new language underlined):

The Fund may also invest directly in domestic equity securities (including large, small and mid-cap stocks), stocks offered in international markets, including emerging markets, and unaffiliated open-end investment companies.  At times, the Fund may also invest directly in fixed-income securities. These fixed income securities, either held directly or through ETFs, may be domestic or foreign, corporate or sovereign, and of any quality or duration. Notwithstanding the foregoing, under normal market conditions, the Fund will generally allocate 100% of its investments to equity securities.

7.	Comment: Add disclosure about the speculative nature of investments in high yield fixed income securities.

Response: We have revised the high yield securities risk on page 3, and have made a parallel revision to the similar risk on page 5, as follows (with new language underlined):

From page 3:

High yield securities risk – Investments in high yield fixed income securities, also known as “junk bonds”, are considered speculative, involve a greater risk of default and are subject to a substantially higher degree of credit risk or price fluctuations than other types of debt securities.

From page 5:

High yield securities risk - High-yield fixed income securities, also known as “junk bonds”, are securities rated below investment-grade by the primary rating agencies, such as Standard & Poor’s, Fitch and Moody’s, or are unrated securities of similar quality, and are thus considered speculative.  The value of lower quality securities generally is more dependent on credit risk than investment-grade securities.  Issuers of high-yield / high-risk securities may not be as strong financially as those issuing securities with higher credit ratings and are more vulnerable to real or perceived economic changes, political changes or adverse developments specific to the issuer.  Further, secondary markets for high-yield securities are less liquid than the market for investment-grade securities.  Therefore, it may be more difficult for the Fund to value the securities because valuation may require more research, and elements of judgment may play a larger role in the valuation because there is less reliable, objective data available.

8.	Comment: In the section of the prospectus captioned “Purchase and Sale of Fund Shares”, disclose for each class, as applicable, any minimum amount required for subsequent investments.

Response:  There is no minimum subsequent investment required.

9.	Comment: Disclose any policies related to disclosing a change in the Fund’s investment objective to shareholders, if applicable.

Response:  Disclosure related to a change in the Fund’s investment objective on page 5 has been revised, and now reads as follows (with new language underlined):

The Fund’s investment objective may be changed without shareholder approval; however, the Fund will provide 30 days’ advance notice to shareholders before implementing a change in the Fund’s investment objective.

10.	Comment: Will the website for the Stringer Growth Fund discuss policies and procedures with respect to disclosure of the Fund’s portfolio securities? If it will, please disclose on page 19.

Response:  A description of policies and procedures with respect to disclosure of portfolio securities is not available on the Stringer Growth Fund’s website.

Comments Applicable to the SAIs for the Snow Funds and the Stringer Fund:

1.	Comment: Add a concentration policy to the list of fundamental investment restrictions on page 18 of each SAI.

Response: The Trust has added a concentration policy to page 18 of each SAI, which reads as follows:

[As a matter of fundamental policy, the Fund may not:] Invest 25% or more of its total assets in securities of issuers in any particular industry.  For purposes of this limitation, securities of the U.S. Government (including its agencies and instrumentalities), securities of state or municipal governments and their political subdivisions and investments in other registered investment companies are not considered to be issued by members of any industry.

2.	Comment: Confirm that information related to “Other Directorships” of the Trust’s Trustees and Officers, beginning on page 22 of each SAI, is current for the last five years.

Response:  Information related to “Other Directorships” of the Trust’s Trustees and Officers is current for the last five years, and we have revised the relevant column heading to read “Other Directorships During Past 5 Years”.

3.
Comment:  In the disclosure related to Board Structure on page 23 of each SAI, indicate which of the Trustees serves as the Chairman of the Board, and whether that Trustee is an interested person of the Trust.

Response: The following sentence has been added as the second sentence of the Board Structure paragraph:

Art Falk, one of the Trust’s non-interested trustees, serves as the Chairman of the Board.

* * * * * * * * *

Notwithstanding the Staff’s comments, the Trust acknowledges that:

1.	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.
The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact the undersigned at 336-607-7512.  Thank you for your consideration.

Sincerely,

/s/ Jeffrey T. Skinner

Jeffrey T. Skinner

cc:	Deborah O’Neal-Johnson
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Christopher Anci
360 Funds
420 Lexington Avenue, Suite 601
New York, NY 10170